

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Via Email
Mr. Stanford L. Kurland
Chief Executive Officer
PennyMac Mortgage Investment Trust
6101 Condor Drive
Moorpark, CA 93021

> **Re:** **PennyMac Mortgage Investment Trust**
> **Form 10-K**
> **Filed February 28, 2013**
> **File No. 001-34416**
>
> **Form 10-Q**
> **Filed May 10, 2013**
> **File No. 001-34416**

Dear Mr. Kurland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Net investment income, page 65

1.   We note a significant percentage of your increased net investment income is the result of non-cash fair value adjustments. As noted in the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (FR-72), to facilitate transparency and assist readers in identifying more readily the most

important information, companies should present their disclosure in a manner that emphasizes the information and analysis that is most significant. In future periodic filings, consider expanding your discussion to more clearly and prominently discuss the portion of your net investment income derived from fair value adjustments versus the portion derived from your core business operations and the drivers of each.

Net Gain (Loss) on Investments, page 75

2.   Reference is made to your tabular disclosures on page 75 summarizing the loan modifications completed. In future periodic filings, please include a discussion on how the information presented should be used in understanding trends and success rates of your modification programs and your ability to generate cash flows from your nonperforming loan portfolio for each period covered in your financial statements.

Cash Flows, page 92

3.   In your tabular presentation that compares the net gain (loss) that was accumulated during the holding period of your liquidated assets in comparison to the actual proceeds received and gain (loss) realized upon liquidation, we note that you did not include the cost of managing the liquidated assets. Given the increased significance of the fees paid under your revised agreements with your external manager and other affiliates, what consideration is given to expanding your discussion to address how those amounts impact the gains received by the company in future filings.

4.   We note that you have a trend of cash outflows from operating activities. In future periodic filings, please provide expanded disclosure regarding the specific sources of cash used for payments of your dividends for each period presented.

Liquidity and Capital Resources, page 93

5.   In future periodic filings, please provide a quantification and discussion of the loan repayments you expect to receive in the next twelve months, based upon the contractual amount owed to you.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 96

Contractual Obligations, page 96

6.   In future periodic filings, please include a discussion of your commitments to purchase mortgage loans as disclosed in Note 26.

Consolidated Balance Sheets, page F-1

7.   Given the significance of your assets pledged to secure borrowings, in future periodic filings, please parenthetically identify the amount pledged in the relevant line item on the face of your statement.

8.   In your statement of cash flows, we note a cash outflow due to an increase in margin deposits and restricted cash. To the extent there are restrictions on your cash balances at year end, please disclose the restricted amount on the face of your balance sheet.

Consolidated Statements of Income, page F-2

9.   Please tell us why you have not included a line item for net interest income. Refer to Rule 9-04 of Regulation S-X.

10.   Tell us your consideration of the guidance in Rule 4-08(k) of Regulation S-X.

11.   Please remove dividends declared per share from the face of the consolidated statements of income in future annual reports. Refer to ASC 260-10-45-5.

Note 3 – Significant Accounting Policies, page F-8

Income Taxes, page F-14

12.   Please clarify why the company was not subject to examination by any federal or state taxing authority as of December 31, 2012 and 2011.

Note 27 – Shareholders' Equity, page F-52

13.   Regarding the equity offerings through Cantor Fitzgerald and Merrill Lynch, please disclose the use of proceeds from these offerings and the amount, if any, remaining in the programs in future periodic reports.

Form 10-Q for the quarter ended March 3, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Expenses, page 66

14.   We note the increase in management fees due in part to the new management agreement entered into on February 1, 2013. In future filings, please expand your discussion of management fees to separately address and quantify the change related to the base and

incentive portions of the fees. Please also discuss your expectations for management fees to be incurred in the future. In that regard, we note from page 8 of your 10-K for the year ended December 31, 2012 that you expect to incur the performance incentive portion of the management fee in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant